

May 27, 2014

Via E-mail
Santiago Seage
Chief Executive Officer
Abengoa Yield Limited
1 Park Row
Leeds, UK LSI 5AB

     Re: **Abengoa Yield Limited**
             Amendment No. 2 to Registration Statement on Form F-1
             Filed May 13, 2014
             File No. 333-194970

Dear Mr. Seage:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Unaudited Pro Forma Combined Financial Information, page 82

1. We note your response to comment 1 in our letter dated May 9, 2014. We do not object to your presentation of a "supplemental" or "additional" measure of pro forma earnings per share that includes all shares outstanding after this offering, provided that such a metric is appropriately labeled and explained to your readers. However, your primary measure of earnings per share for purposes of these pro forma financial statements should exclude the shares issued in this offering whose proceeds will be used for general corporate purposes. As previously indicated, the actual number of shares excluded should be based on the offering price of your shares. Please revise to present this measure of pro forma earnings per share, and revise footnote 5 to describe how this metric was calculated. Please note that this does not impact your presentation of the proceeds from the offering on your pro forma balance sheet.

2. We note your revisions to footnote 3 to your pro forma financial statements. Please explain to us why Abengoa's contribution to you of certain related party loans for which you will receive the right to collect certain existing debt of related parties is reflected as a reduction to your related parties liability account. In doing so, please elaborate on why footnote 3 states that this contribution to you of related party loans receivable is equivalent to a capitalization of debt from an accounting perspective, and tell us how you considered the guidance related to offsetting in paragraph 32 of IAS 1.

You may contact Sondra Snyder, Staff Accountant at (202) 551-3332, or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Dietrich King, Legal Branch Chief, at (202) 551-3338 with any other questions.

Sincerely,

/s/ Jennifer Thompson for

Mara L. Ransom
Assistant Director